Exhibit 99.1

10 February 2005

United Biscuits appoints new MD for Northern Europe

United Biscuits (‘UB’) today announced that Mohamed Elsarky, Managing Director Jacob’s, will take over as Managing Director of UB’s Northern Europe business. UB acquired Jacob’s in September 2004.

Mohamed joined Jacob’s as Managing Director in 2003 and has a wealth of experience in the food industry, having previously been Managing Director of Kellogg in Australia and New Zealand.

Benoit Testard, formerly MD for Northern Europe, was appointed Managing Director of UB’s UK business in August 2004.

Malcolm Ritchie, Chief Executive, UB said:  “I am delighted that Mohamed will be leading UB’s Northern Europe business. Over the past three years UB’s international businesses have significantly increased their contribution to UB’s profitability. Mohamed’s experience will be invaluable in continuing to improve UB’s Northern Europe business.”

Ends

Media contact:

Alexandra Chilvers, Media Relations Manager	0208 234 5702

Notes to Editors:

•                  UB is the leading manufacturer and marketer of biscuits in the U.K. and Iberia and the second largest in France, the Netherlands and Belgium.

•                  In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

•                  In September 2004, UB acquired Jacob’s adding well known products to its U.K. portfolio including Jacob’s Cream Crackers, Twiglets and Thai Bites.

•                  UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for approximately 88% of sales in 2004.

•                  Among UB’s popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Jacob’s Thai Bites, Twiglets, Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, Triunfo, BN, Delacre and Verkade in Continental Europe.

•                  McVitie’s is among the best known brands in the U.K.. McVitie’s biscuits were purchased by over 85% of UK households in 2004.

•                  UB owns and operates 23 manufacturing facilities of which 12 are in the U.K..

•                  UB employs over 12,000 people of whom over 9,000 work in the U.K..